Exhibit 99.3

Annex B

Sales of Class C Common Stock by the Reporting Persons during the last 60 days ended June 3, 2026, each of which occurred in the open market or in block sales where indicated:

Date	Number of Shares Sold	Average Price Per Share	Price Range Per Share	Seller
April 15, 2026	166,006	$177.24	$176.30 to $180.8671	SL SPV-2, L.P.
April 15, 2026	189,679	$176.58	$176.30 to $180.8671	Silver Lake Partners IV, L.P.
April 15, 2026	97,677	$176.58	$176.30 to $180.8671	Silver Lake Partners V DE (AIV), L.P.
April 15, 2026	3,654	$176.58	$176.30 to $180.8671	Silver Lake Technology Investors IV, L.P.
April 15, 2026	1,648	$176.58	$176.30 to $180.8671	Silver Lake Technology Investors V, L.P.
April 16, 2026	135,097	$176.50	Block	SL SPV-2, L.P.
April 16, 2026	155,479	$176.50	Block	Silver Lake Partners IV, L.P.
April 16, 2026	80,077	$176.50	Block	Silver Lake Partners V DE (AIV), L.P.
April 16, 2026	2,996	$176.50	Block	Silver Lake Technology Investors IV, L.P.
April 16, 2026	1,351	$176.50	Block	Silver Lake Technology Investors V, L.P.
April 16, 2026	7,000	$193.58	$193.46 to $193.75	Egon Durban 2007 Long Term Trust
June 1, 2026	254,239	$454.26	$431.98 to $467.2073	SL SPV-2, L.P.
June 1, 2026	274,335	$454.26	$431.98 to $467.2073	Silver Lake Partners IV, L.P.
June 1, 2026	115,051	$454.26	$431.98 to $467.2073	Silver Lake Partners V DE (AIV), L.P.
June 1, 2026	4,394	$454.26	$431.98 to $467.2073	Silver Lake Technology Investors IV, L.P.
June 1, 2026	1,981	$454.26	$431.98 to $467.2073	Silver Lake Technology Investors V, L.P.
June 2, 2026	181,979	$440.81	$433.595 to $468.01	SL SPV-2, L.P.

Date	Number of Shares Sold	Average Price Per Share	Price Range Per Share	Seller
June 2, 2026	196,075	$440.81	$433.595 to $468.01	Silver Lake Partners IV, L.P.
June 2, 2026	82,383	$440.81	$433.595 to $468.01	Silver Lake Partners V DE (AIV), L.P.
June 2, 2026	3,145	$440.81	$433.595 to $468.01	Silver Lake Technology Investors IV, L.P.
June 2, 2026	1,418	$440.81	$433.595 to $468.01	Silver Lake Technology Investors V, L.P.
June 3, 2026	78,236	$422.98	$420.00-$430.99	SL SPV-2, L.P.
June 3, 2026	84,365	$422.98	$420.00-$430.99	Silver Lake Partners IV, L.P.
June 3, 2026	35,437	$422.98	$420.00-$430.99	Silver Lake Partners V DE (AIV), L.P.
June 3 2026	1,352	$422.98	$420.00-$430.99	Silver Lake Technology Investors IV, L.P.
June 3, 2026	610	$422.98	$420.00-$430.99	Silver Lake Technology Investors V, L.P.

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class C Common Stock sold at each separate price within the price ranges set forth on the table above.